# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAMT CORP, CIK 0000798287
CUSIP: 693149106
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 297 WEST HENRI DE TONTI BLVD, TONTITOWN, Arkansas (AR), 72770
Date of event which requires filing of this statement: 05/06/2025
Amends the filing with accession number 0001683168-24-005188
Filed by CIK 0001030743
Persons authorized to receive notices and communications: Matthew T. Moroun, 12225 STEPHENS ROAD, WARREN, Michigan (MI), 48089, (586) 939-7000

## Reporting persons
- Matthew T. Moroun (CIK 0001030743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,268,000; shared voting power 3,604; sole dispositive power 16,001,896; shared dispositive power 3,604; aggregate amount beneficially owned 16,005,500 (76.5% of the class)
  Comment: * Row 7 consists of 5,268,000 shares of the Issuer's Common Stock beneficially owned by the Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd. ("Moroun Grantor Trust").
  
  ** Rows 8 and 10 consist of 3,604 shares of the Issuer's Common Stock owned by Matthew T. Moroun's son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.
  
  *** Row 9 consists of 5,268,000 shares of the Issuer's Common Stock beneficially owned by the Moroun Grantor Trust, 10,427,848 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 ("2020 Lindsay Moroun Trust"), and 306,048 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust ("2020 AAM Trust"). Matthew T. Moroun serves as trustee of each of these three trusts and is a beneficiary of the Moroun Grantor Trust. Sole voting power over the shares held by the 2020 Lindsay Moroun Trust and the 2020 AAM Trust is held by a special trustee, Frederick P. Calderone, while Matthew T. Moroun retains sole voting power over the shares held by the Moroun Grantor Trust.
  
  **** Row 11 consists of 5,268,000 shares of the Issuer's Common Stock beneficially owned by the Moroun Grantor Trust, 10,427,848 shares beneficially owned by the 2020 Lindsay Moroun Trust, 306,048 shares beneficially owned by the 2020 AAM Trust, and 3,604 shares owned by Matthew T. Moroun's son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of the shares owned by Matthew J. Moroun for purposes of Section 13(d) of the Act or for any other purpose.
- Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,268,000; shared voting power 0; sole dispositive power 5,268,000; shared dispositive power 0; aggregate amount beneficially owned 5,268,000 (25.2% of the class)
- 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,427,848; shared voting power 0; sole dispositive power 10,427,848; shared dispositive power 0; aggregate amount beneficially owned 10,427,848 (49.8% of the class)
- Frederick P. Calderone (CIK 0001202708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,744,532; shared voting power 0; sole dispositive power 10,636; shared dispositive power 0; aggregate amount beneficially owned 10,744,532 (51.5% of the class)
  Comment: * Rows 7 and 11 consist of 10,636 shares of the Issuer's Common Stock owned directly by Frederick P. Calderone, individually, 10,427,848 shares beneficially owned by the 2020 Lindsay Moroun Trust, and 306,048 shares beneficially owned by the 2020 AAM Trust. Frederick P. Calderone serves as special trustee of each of these trusts with sole voting power over the shares held by each trust. Matthew T. Moroun serves as trustee of these trusts with sole investment power over the shares held by each trust.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: PAMT CORP
Address of issuer's principal executive offices: 297 WEST HENRI DE TONTI BLVD, TONTITOWN, Arkansas (AR), 72770
Comment: This Amendment No. 15 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 23, 2009, Amendment No. 5 filed on January 29, 2014, Amendment No. 6 filed on January 29, 2015, Amendment No. 7 filed on May 2, 2016, Amendment No. 8 filed on April 7, 2017, Amendment No. 9 filed on December 6, 2017, Amendment No. 10 filed on July 5, 2018, Amendment No. 11 filed on July 26, 2019, Amendment No. 12 filed on May 12, 2023, Amendment No. 13 filed on August 3, 2023, and Amendment No. 14 filed on July 31, 2024 (as amended, the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 15 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby further amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Since the filing of Amendment No. 14 on July 31, 2024, the aggregate number of shares of Common Stock outstanding decreased from 21,790,658 shares outstanding as of April 9, 2025, to 20,920,658 shares outstanding as of May 6, 2025, primarily as a result of the Issuer's purchase of 870,000 shares of its Common Stock on May 6, 2025, pursuant to a modified "Dutch Auction" tender offer, and additional purchases of shares of Common Stock by the Issuer under the terms of existing stock award agreements. No shares of Common Stock were tendered by the Reporting Persons in the tender offer. This decrease in the aggregate number of outstanding shares of Common Stock described in this Amendment No. 15, resulted in the increases in the percentages of outstanding shares of Common Stock beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 20,920,658 shares of Common Stock outstanding as of May 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-10 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Matthew T. Moroun's son, Matthew J. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 3,604 shares held by him which are reported as beneficially owned by Matthew T. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose. Shares beneficially owned by the Moroun Grantor Trust, the 2020 Lindsay Moroun Trust and the 2020 AAM Trust are held for the benefit of members of the Moroun family. Frederick P. Calderone, in his capacity as special trustee of the 2020 Lindsay Moroun Trust and the 2020 AAM Trust, does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the 2020 Lindsay Moroun Trust or the 2020 AAM Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated as of August 3, 2023, among Matthew T. Moroun, the Moroun Grantor Trust, the 2020 Lindsay Moroun Trust, and Frederick P. Calderone (incorporated by reference to Exhibit 3 to the Schedule 13D/A Amendment No. 13, filed on August 3, 2023) (file number 005-39193).

2. Voting Agreement, dated as of July 29, 2024, between Matthew T. Moroun, Individually and as Trustee of the Moroun Grantor Trust, and Frederick P. Calderone, as Special Trustee of the 2020 Lindsay Moroun Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A Amendment No. 14, filed on July 31, 2024) (file number 005-39193).

## Signatures
- Matthew T. Moroun: /s/ Matthew T. Moroun, Matthew T. Moroun (05/08/2025)
- Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd.: /s/ Matthew T. Moroun, Matthew T. Moroun, Trustee (05/08/2025)
- 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020: /s/ Matthew T. Moroun, Matthew T. Moroun, Trustee (05/08/2025)
- 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020: /s/ Frederick P. Calderone, Frederick P. Calderone, Special Trustee (05/08/2025)
- Frederick P. Calderone: /s/ Frederick P. Calderone, Frederick P. Calderone (05/08/2025)